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Howard S. Hirsch 404 898 8130 howard.hirsch@hklaw.com

November 28, 2006

VIA EDGAR

Celeste M. Murphy, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Wells Real Estate Fund VII, L.P

Schedule 13E-3 filed November 6, 2006

File No. 5-82154

Schedule 14A filed November 6, 2006

File No. 0-25606

Dear Ms. Murphy,

On behalf of Wells Real Estate Fund VII, L.P., we are responding to your letter dated November 17, 2006. We have restated each of your questions below and addressed each one in the order you presented them to us in your letter.

Schedule 13E-3

1.	Please advise us why you believe that Wells Management Company, Wells Real Estate Funds, Inc, Leo F. Wells, III, and the some “other affiliate” of the General Partners who have agreed to purchase the outparcels should not be added as filing persons on the Schedule 13E-3, as these affiliates appear to be engaged in the going private transaction. Otherwise, these entities should be individually included as filing persons on the Schedule 13E-3. For help in making this determination, please refer to Rules 13e-3(a)(l) and (3) of the Exchange Act, as well as Section II.D.3 of the Division’s November 2000 Current Issues Outline available on our website.

Response: Our client has now included Leo F. Wells, III, Wells Partners, L.P., Wells Real Estate Funds, Inc., Wells Capital, Inc., and Wells Management Company, Inc. as filing persons on the Schedule 13E-3, and our client has revised the disclosure in the proxy statement to include Wells Management Company, Inc., Wells Real Estate Funds, Inc., Leo F. Wells, III, Wells Partners, L.P. and Wells Capital, Inc. as filing persons by referring to such filing persons as “the General Partners and Wells Fund VII Related Parties” in the proxy statement.

2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysts of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981).

Response: Our client has revised the disclosure in the Schedule 13E-3 and proxy statement to ensure that each filing person individually complies with the filing, dissemination and disclosure requirements of Schedule 13E-3.

3.	Either here or in the disclosure statement, ensure that you provide all of the disclosure regarding the general partners’ plans as required by Item 1006(c)(l-8) of Regulation M-A. If a specific item contained in (c)(l-8) is inapplicable or the answer is in the negative, revise Item 6 of the Schedule 13E-3 to so state.

Response: Our client has revised the disclosure in the Schedule 13E-3 to comply with the Staff’s comment.

Schedule 14A

Notice of Limited Partner Proxy Request

4.	Please elaborate on the nature of the amendment to the partnership agreement here.

Response: Our client has revised the disclosure in the Notice of Limited Partner Proxy Request in response to the Staff’s comment.

5.	Describe the nature of the proposed sale and the definition of the “Proposed Buyer” here. In disclosure related to your definition of “Proposed Buyer,” you should identify all of the affiliated parties including the general partners and “some other affiliate of the General Partners” who have agreed to purchase the outparcels. This should be stated very clearly at the initial definition of this related party transaction. We note your disclosure on page i on the Summary Term Sheet.

Response: Our client has revised the disclosure in the Notice of Limited Partner Proxy Request in response to the Staff’s comment. In addition, our client has advised us that Wells Management Company, Inc. will be the Proposed Buyer and that there will not be “some other affiliate” purchasing the Outparcels, so our client has deleted all such references.

Summary Term Sheet page i

6.	Please see our comment above regarding amending the disclosure about the proposed buyer and affiliates.

Response: Our client has revised the disclosure set forth on page i of the proxy statement in response to the Staff’s comment.

Material Terms of the Sale of the Outparcels. page ii

7.	Please quantify the expected prorated real estate taxes and normal transactional closing costs you expect that the sale price for the outparcels will be reduced by.

Response: Our client has revised the disclosure set forth on page ii of the proxy statement in response to the Staff’s comment.

Consent Solicitation Statement, page iv

8.	You state in this section that you undertake no obligation to update any information contained in this proxy statement. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to information you have disclosed.

Response: Our client has revised the disclosure set forth on page iv of the proxy statement in response to the Staff’s comment.

Special Factors, page ix

9.	Please amend this section regarding the circumstances surrounding how the partnership entered into a purchase agreement with the affiliate purchaser. Describe the valuation process and how, exactly, the partnership came to enter the agreement. Please describe the meetings, the parties in attendance, and attention, if any, given to the fact that there was no unaffiliated limited partnership representation, if true. State what transpired at these meetings. It appears that during this period the provisions of a sale agreement were negotiated. State who was involved in this process and how the agreement was negotiated and finalized. The process of negotiating the sale agreement and other aspects of the transaction, including the material proposals and counter-proposals that were made by each side should be described to provide the unaffiliated parties with an understanding of the transactional background of the sale. See Item 5 of Schedule 13E-3 and Item 1005(c) of Regulation M-A in particular.

Response: Our client has revised the disclosure set forth on page 1 of the proxy statement in response to the Staff’s comment.

10.

Instruction 2 to Item 1013 of Regulation M-A requires you to discuss the benefits and detriments of the Rule 13e-3 transaction to the partnership, its affiliates and the unaffiliated security holders, and to quantify the benefits and detriments to the extent practicable. As such, please revise throughout this section to quantify the various costs currently associated with being a public limited partnership, the percentage of the partnership’s expenses comprised of these costs, the estimated increases in costs expected as a result of the Sarbanes-Oxley Act and the estimated cost savings as a result of terminating registration.

We note your statement that the “continuous costs and expenses associated with the operation of Wells Fund VI as a public limited partnership, which are estimated to exceed $170,000 per year,” please be more specific as to what costs this amount includes. Further, please quantify the various expenses and costs associated with marketing the outparcels.

Response: Our client has revised the disclosure set forth on page 2 of the proxy statement under the heading “Reasons for Proposed Sale of Outparcels” in response to the Staff’s comment. Please note that our client has revised this disclosure to break down the costs to Wells Fund VII, to the extent practicable, and to disclose the estimated incremental costs of operating as a public company under the Securities Exchange Act of 1934. Our client has advised us that the increase in costs annually associated with the Sarbanes-Oxley Act are not material.

11.	In addressing the detriments of the Rule 13e-3 transaction, among the other detriments, please address the attendant conflicts of interest in the affiliate transaction.

Response: Our client has revised the disclosure set forth on pages 1 and 2 of the proxy statement in response to the Staff’s comment.

Effects of Proposed Sale of Outparcels. page ix

12.	We note your statement of the distribution amount available to limited partners upon consummation of the sale of the outparcels. Please revise this disclosure to quantify the closing costs and estimated dissolution costs and any other costs or expenses, known or expected, that may reduce distributions.

Response: Our client has revised the disclosure set forth on page 2 of the proxy statement in response to the Staff’s comment.

Fairness of the proposed Sale of Outparcels. page x

13.	We note the opinion of the general partners that both the proposed amendments to the partnership agreement and the sale of outparcels to the proposed buyer are fair and in the best interests of the limited partners. Please revise your disclosure, both here and throughout your materials, to ensure that the general partners have presented fairness determinations that address the substantive and procedural fairness of the proposed going private transaction to the unaffiliated limited partners. Please refer to Item 1014(a) of Regulation M-A.

Response: Our client has revised the disclosure set forth on pages 3 and 4 of the proxy statement in response to the Staff’s comment.

14.	Discuss in reasonable detail the material factors upon which the filing persons’ belief as to fairness to the unaffiliated limited partners is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing persons’ beliefs are based on the factors described in paragraphs (c), (d) and (e) of Item 1014 and Item 1015 of Regulation M-A. In this respect, revise the disclosure of the fairness determination to discuss the elements of the MDA report considered by the filing persons in making their fairness determination.

Response: Our client has revised the disclosure set forth on pages 3 and 4 of the proxy statement in response to the Staff’s comment.

15.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the company’s fairness determination. See Q & A No. 20 in Exchange Act Release 17719.

Response: Our client has revised the disclosure set forth on pages 3 and 4 of the proxy statement in response to the Staff’s comment.

Appraisal, page xi

16.	Explain why MDA adjusted the preliminary value downward by 15% to account for (i) a bulk sale of the outparcels, and (ii) an estimated two year delay to complete the interchange. For example, why did MDA consider this particular 15% adjustment appropriate? What are the general parameters for application of a “bulk” sale discount application? Explain the two year delay. We note that the prior sale was to close at the end of August 2006 and the current sale is to close by December 31, 2006.

Response: Based on the Staff’s comment and our discussions with the Staff, we asked our client to describe the conversations with MDA related to the 15% discount and why that amount of discount was chosen. As a result, our client has revised the disclosure set forth on page 6 of the proxy statement in response to this comment.

17.	Disclose the nature of the financial information that was presented to and evaluated by the MDA by the partnership or general partners in reaching its conclusion. Disclose whether financial projections or other materials were presented to MDA.

Response: Our client has advised us that no financial information or financial projections were presented by MDA by the partnership or general partners and, accordingly, this reference has been removed from the proxy statement.

Financial Information

18.	We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It is not clear that your public float is sufficient and, therefore, you may not be eligible to incorporate by reference pursuant to Item 13(b)(l). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the disclosure document to shareholders at the same time as you send them the document. Alternatively, revise the Schedule to include the information required by Item 13 (a).

Response: Based on the Staff’s comment and our discussion with the Staff, our client has revised the disclosure to include the required financial information required by Item 13 of Schedule 13E-3 (Item 1010(a) through (b) of Regulation M-A) in the proxy statement.

19.	If you continue to elect to incorporate the financial information by reference after reviewing the preceding comment, then revise to include all the summary financial information required by Item 1010(c) of Regulation M-A, including, but not limited to, quarterly data, the ratio of earnings to fixed charges and book value per unit. For guidance, see Instruction 1 to Item 13 of Schedule 13E-3.

Response: Since the proxy statement has been revised to no longer incorporate financial statements by reference, we respectfully submit that the Item 1010(c) disclosure is not required.

Where You Can Find More Information, page 9

20.	We note your statement that you incorporate by reference various documents you will file after the date of the initial filing of this proxy statement. Neither Rule l3e-3 nor Schedule 13E-3 allow you to “forward” incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please revise your disclosure accordingly.

Response: Our client has revised the disclosure set forth on page 16 of the proxy statement by deleting the reference to “forward” incorporation by reference in response to the Staff’s comment.

Attached to this correspondence, we have provided the Staff with a statement from each filing person acknowledging that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

As we have discussed, our client would like to finalize the Schedule 13E-3 as soon as possible and accordingly, would sincerely appreciate the Staff’s prompt response. If you have any further questions or comments, of if you require any additional information, please contact me at (404) 898-8130 by telephone, or by facsimile at (404) 541-4436. Thank you for your assistance.

Very truly yours,

HOLLAND & KNIGHT LLP

Howard S. Hirsch, Esq.

Encl.

Wells Real Estate Fund VII, L.P.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

November 27, 2006

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

Attn: Celeste M. Murphy, Esq., Special Counsel

100 F Street, N.E.

Washington, DC 20549

Re:	Wells Real Estate Fund VII, L.P.
Schedule 13E-3 filed November 6, 2006
File No. 5-82154

Schedule 14A filed November 6, 2006
File No. 0-25606

Dear Ms. Murphy:

In connection with our response to your comments regarding the filings referenced above, please be advised that Wells Real Estate Fund VII, L.P. (the “Company”) acknowledges that the disclosures contained in the filings, and the accuracy and adequacy of such disclosures, is the responsibility of the Company. The Company further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority does not foreclose the Commission from taking any action with respect to the filings, and does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filings.

The Company also represents to the Commission that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WELLS REAL ESTATE FUND VII, L.P.
(Registrant)

By:	LEO F. WELLS, III
General Partner

/s/ Leo F. Wells, III
Leo F. Wells, III

By:	WELLS PARTNERS, L.P.
General Partner

	By:		WELLS CAPITAL, INC.
General Partner

		By:	/s/ Randall D. Fretz
Randall D. Fretz
Senior Vice President

/s/ Leo F. Wells, III
Leo F. Wells, III

WELLS PARTNERS, L.P.

By:	WELLS CAPITAL, INC.
General Partner

	By:		/s/ Randall D. Fretz
Randall D. Fretz
Senior Vice President

WELLS REAL ESTATE FUNDS, INC.

	By:		/s/ Randall D. Fretz
Randall D. Fretz
Vice President

WELLS CAPITAL, INC.

	By:		/s/ Randall D. Fretz
Randall D. Fretz
Senior Vice President

WELLS MANAGEMENT

	By:		/s/ Leo F. Wells, III
Leo F. Wells, III
President